FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	~~0001211926~~ 943489
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 22, 2003, Series 2003-10	333-101550

____

Name of Person Filing the Document
(If Other than the Registrant)


03059898


PROCESSING SECTION
SEC MAIL RECEIVED
AUG 25 2003
181
WASH., D.C.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: Maria Fregosi

Name: Maria Fregosi
Title: Vice President

Dated: August 22, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Desk

Deal Summary Report AMAC03-10BBG 15 year 4.5's

3/2003 10:13:33
Date: 8/29/2003
: 9/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148
WHOLE 15 year Pricing Speed: 300 PSA
WAC:4.97 WAM:178.00

Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price %	Description	Cap	Mult	Bal %
27,444,444.44	4.50000	9/03- 6/18	4.38		0.00						5.49
49,400,000.00	3.50000	9/03- 6/18	4.38		0.00						9.88
49,400,000.00	3.75000	9/03- 6/18	4.38		0.00						9.88
49,400,000.00	4.00000	9/03- 6/18	4.38		0.00						9.88
49,400,000.00	4.25000	9/03- 6/18	4.38		0.00						9.88
49,400,000.00	4.50000	9/03- 6/18	4.38		0.00						9.88
48,184,666.67	4.50000	9/03- 1/12	3.50		0.00						9.64
24,092,333.00	2.50000	9/03- 1/12	3.50		0.00						4.82
24,092,333.00	2.75000	9/03- 1/12	3.50		0.00						4.82
24,092,334.00	3.00000	9/03- 1/12	3.50		0.00						4.82
24,092,333.00	3.25000	9/03- 1/12	3.50		0.00						4.82
24,092,333.00	3.50000	9/03- 1/12	3.50		0.00						4.82
24,092,334.00	3.75000	9/03- 1/12	3.50		0.00						4.82
24,092,333.00	4.00000	9/03- 1/12	3.50		0.00						4.82
24,092,333.00	4.25000	9/03- 1/12	3.50		0.00						4.82
24,092,334.00	4.50000	9/03- 1/12	3.50		0.00						4.82
30,169,000.00	4.50000	1/12- 6/18	10.67		0.00						6.03
6,000,000.00	4.50000	9/03- 6/18	7.22		0.00			"Sub. Bond, 1.20 percen			1.20
500,000,000	3.81934		4.33								

al

(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
.000	4.500	PSA 300	178	2	1750.000	4.970

.000 4.5000 178.0 2.0 1750.000

urve

2.99	4.99	9.99	27.74
1.650	2.394	3.448	4.472

Indices

1ML
1.284